SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CoolSavings, Inc.

(Name of the Issuer)

Landmark Communications, Inc.

Landmark NV-C Ventures Group, Inc.

Landmark Ventures VII, LLC

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

2164858 10 2

(CUSIP Number of Class of Securities)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, Virginia 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

copies to:

Thomas C. Inglima Willcox & Savage, P.C. 1800 Bank of America Center Norfolk, Virginia 23510 (757) 628-5500	Bryan E. Davis Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$32,592,086	$3,836
*	Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 40,740,108 shares of common stock, par value $0.001 per share, of CoolSavings, Inc., which constitutes the maximum number of outstanding shares of common stock of CoolSavings, Inc. estimated to be acquired by the filing persons for $0.80 per share in cash, without interest, (which estimated number of shares of common stock assumes the conversion to common stock of 12,752,024 shares of Series C convertible preferred stock, par value $0.001 per share, of CoolSavings, Inc., and the exercise of all outstanding stock options of CoolSavings, Inc. that have an exercise price of less than $0.80 per share).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011770 multiplied by the transaction valuation.

☐	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

SCHEDULE 13E-3

This final Amendment No. 3 to Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Act”), by Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc. and Landmark Ventures VII, LLC in connection with the going-private transaction of CoolSavings, Inc. (“CoolSavings”).

CSAV Holdings, Inc., a previous filing person on the Schedule 13E-3, was merged out of existence on December 15, 2005 pursuant to the merger described below.

Item 15.	Additional Information.

(b) Other Material Information. On December 15, 2005, Landmark Communications, Inc. consummated the purchase (the “Stock Purchase”) of all of the shares of CoolSavings common stock and Series C convertible preferred stock held by Richard H. Rogel and Hugh R. Lamle (and certain of their respective related persons), each of whom is a director of CoolSavings. Immediately after the consummation of the Stock Purchase, Landmark Ventures VII, LLC exercised its right to convert (the “Conversion”) all of its shares of Series B convertible preferred stock of CoolSavings into common stock. Immediately after the consummation of the Conversion, Landmark Communications, Inc. and Landmark Ventures VII, LLC contributed (the “Contribution”) all of their shares of CoolSavings stock to CSAV Holdings, Inc., a wholly owned subsidiary of Landmark Ventures VII, LLC. Upon consummation of the Stock Purchase, Conversion and Contribution, CSAV Holdings, Inc. owned approximately 91.7% of the common stock of CoolSavings and approximately 95.1% of the Series C convertible preferred stock of CoolSavings. Immediately after the consummation of the Contribution, CSAV Holdings, Inc. was merged with and into CoolSavings with CoolSavings being the surviving corporation in the merger (the “Merger”), which Merger became effective at 4:00 p.m. Wilmington, Delaware time, on December 15, 2005.

Upon consummation of the Merger, all shares of CoolSavings common stock and CoolSavings Series C convertible preferred stock (other than shares held by CSAV Holdings, Inc. and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the Delaware General Corporation Law) were converted into the right to receive $0.80 for each share of CoolSavings common stock and CoolSavings Series C convertible preferred stock.

As a result of the Merger, Landmark Ventures VII, LLC owns 100% of the issued and outstanding shares of CoolSavings stock, and at the close of business on December 15, 2005 CoolSavings has filed a Form 15 with the Securities and Exchange Commission certifying that its common stock is held of record by less than 300 persons. Accordingly, because CoolSavings is no longer a reporting company under the Act, its shares of common stock are no longer eligible to be quoted on the OTC Bulletin Board.

Item 16.	Exhibits.

(a)(3)	Certificate of Ownership and Merger dated December 15, 2005.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDMARK COMMUNICATIONS, INC.

DATED:	December 15, 2005	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Executive Vice President

LANDMARK NV-C VENTURES GROUP, INC.

DATED:	December 15, 2005	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President

LANDMARK VENTURES VII, LLC

DATED:	December 15, 2005	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President

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EXHIBIT INDEX

Exhibit Number	Description
(a)(3)	Certificate of Ownership and Merger dated December 15, 2005.

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